July 3, 2008

Terry G. Roussel
Cornerstone Core Properties REIT, Inc.
1920 Main Street, Suite 400
Irvine, California 92614

> RE: Cornerstone Core Properties REIT, Inc.
>   Post Effective Amendment to Form S-11
>   Registration No. 333-121238
>   Filed on June 27, 2008

Dear Mr. Roussel:

This is to advise you that we have conducted only a limited review of your registration statement. Based on that limited review, we have the following comments.

Supplement

1.   Please expand your description of recent acquisitions to cover the period since the beginning of the last period for which you have included financial information. Please disclose the weighted average capitalization rate on these acquisitions or some other measure of yield.

2.   Please include a lease expiration table.

3.   Please include FFO per share calculations for each quarter shown.

* * * *

As appropriate, please amend your filing in response to these comments. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Robert Bergdolt, Esq. (*via facsimile*)
       DLA Piper US LLP